February 14, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Re: Mountain Province Diamonds Inc.
Form 20-F for the Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-32468

Dear Ms. Jenkins,

We are in receipt of your letter dated January 31, 2014.

In response to your comment in the letter, following this response, we will be filing Amendment No. 1 on Form 20-F/A to file a redacted version of the 2009 Amended and Restated Joint Venture Agreement as Exhibit 4.14 to the Form 20-F/A. We will also be submitting a request for confidential treatment for the redacted portions of the agreement.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F. We further acknowledge that, despite SEC staff comments and the Company’s changes to disclosure in response to such comments, the SEC retains the right to take action on the filings, and the staff’s position is that comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Thank you for your consideration. Please contact the undersigned if you have any further questions.

Sincerely,

/s/ Bruce Ramsden
CFO and Secretary
Mountain Province Diamonds Inc.